KIRKLAND LAKE GOLD REPORTS STRONG EARNINGS AND CASH FLOW IN Q3 2018, IMPROVES 2018 PRODUCTION AND UNIT COST GUIDANCE

Toronto, Ontario - October 30, 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the Company’s financial and operating results for the third quarter (“Q3 2018”) and first nine months (“YTD 2018”) of 2018. During Q3 2018, the Company achieved strong growth in revenue, net earnings and cash flow compared to the third quarter of 2017 (“Q3 2017”), and made significant progress with its key growth projects. The Company also announced today revisions to full-year 2018 guidance, including improved consolidated guidance for full-year 2018 production of 655,000 - 670,000 ounces, operating cash costs per ounce sold of $385 - $410 and all-in sustaining cost (“AISC”) per ounce sold of $735 - $760. The Company’s full financial statements and management discussion & analysis are available on SEDAR at www.sedar.com and on the Company’s website at www.klgold.com. All dollar amounts are in U.S. dollars, unless otherwise noted.

Key highlights of the Q3 2018 results include:

•
Strong year-over-year earnings growth: Net earnings totaled $55.9 million ($0.27 per basic share “/share”), while adjusted net earnings[1] were $60.6 million ($0.29/share). (Adjusted net earnings exclude non-cash, mark-to-market loss related to fair valuing warrants.) Net earnings in Q3 2018 increased 28% from $43.7 million ($0.21/share) in Q3 2017 and compared to $61.5 million ($0.29/share) the previous quarter.

•	Free cash flow[1] of $52.2 million: Free cash flow of $52.2 million increased 41% from $37.1 million in Q3 2017 and compared to $60.7 million in Q2 2018.

•
Record quarterly cash flow from operations: Record cash provided by operating activities[2] of $128.4 million, 77% increase from $72.4 million in Q3 2017 and 6% higher than $120.9 million the previous quarter.

•
Record gold sales drive revenue growth: Revenue totaled $222.7 million, 26% increase from $176.7 in Q3 2017 and 4% higher than $214.7 million in Q2 2018, reflecting record gold sales of 184,517 ounces, which more than offset reductions of $78/ounce and $97/ounce in the average realized gold price versus Q3 2017 and Q2 2018, respectively.

•	Solid year-over-year increase in EBITDA:[1,2,3] EBITDA of $119.6 million, 20% increase from $99.7 million in Q3 3017 and compared to record EBITDA of $123.7 million in Q2 2018.

•
Record low unit costs: Production costs totaled $64.9 million in Q3 2018. Operating cash costs per ounce sold[1] averaged $351, 27% improvement from $482 in Q3 2017 and 13% better than $404 in Q2 2018. AISC per ounce sold[1] averaged $645, 24% better than $845 in Q3 2017 and 15% improvement from $757 the previous quarter.

•
Growth projects ramp up: Growth capital expenditures totaled $33.2 million, excluding capitalized exploration expenditures, compared to $7.5 million in Q3 2017 and $11.1 million the previous quarter. Of total growth capital expenditures, $21.5 million were incurred at Macassa, where work on the #4 Shaft project included shaft collaring and advancing hoist and headframe construction.

•
Continued exploration success: Exploration expenditures totaled $25.6 million ($69.5 million for YTD 2018), including capitalized exploration expenditures. Recent exploration results include exceptionally high-grade intersections from drilling in the Swan Zone at Fosterville and the South Mine Complex at Macassa, highlighting the potential for continued growth in Mineral Reserves and Mineral Resources.

•	Cash at September 30, 2018 of $257.2 million, 11% increase from $231.6 million at December 31, 2017.

•
Quarterly dividend increased on May 2, 2018 to C$0.03/share effective the second quarter 2018 quarterly dividend payment, paid on July 13, 2018, Q3 2018 quarterly dividend payment paid October 12, 2018.

(1)	See “Non-IFRS Measures” later in this press release and starting on page 35 of the Company’s MD&A for the three and nine months ended September 30, 2018.

(2)	Of continuing operations.

(3)	Refers to Earnings before Interest, Taxes, Depreciation, and Amortization.

Key highlights of YTD 2018 results include:

•	Record nine-month financial results:

▪	Net earnings of $167.4 million ($0.79/share), 83% increase from $91.4 million ($0.44/share) for YTD 2017

▪	Adjusted net earnings of $176.6 million ($0.84/share), 92% increase from $92.0 million ($0.44/share) for YTD 2017

▪	Net cash provided by operating activities of $338.9 million, 56% growth from $217.7 million for YTD 2017

▪	Free cash flow totaling $163.1 million, 29% higher than $126.8 million for YTD 2017

▪	Revenue of $635.6 million, 19% growth from YTD 2017, reflecting both higher sales and gold prices

▪	EBITDA of $343.9 million, 31% increase from $261.7 million for YTD 2017.

•	Strong consolidated YTD production and unit-cost performance leads to improved full-year 2018 guidance

▪	YTD 2018 production of 492,484 ounces, 15% increase from YTD 2017

▪	Operating cash cost per ounce sold averaged $397, 22% improvement from YTD 2017

▪	AISC per ounce sold averaged $738, 9% improvement from same period in YTD 2017

▪
Improvements to full-year 2018 guidance for consolidated production and unit costs were announced today and are listed below. Additional revisions to full-year 2018 guidance are reviewed in the section, “Revisions to full-year 2018 Guidance,” later in this press release.

▪	Consolidated production guidance increased to 655,000 - 670,000 ounces from over 635,000 ounces

▪	Operating cash cost per ounce sold guidance improved to $385 to $410, from $400 - $425

▪	Consolidated AISC per ounce sold guidance improved to $735 - $760 from $750 - $800.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “During Q3 2018, our team turned in a strong performance and our mines continued to show their quality and ability to generate profitability and cash flow. Based on our performance year to date, we have been able to announce significant improvements to our 2018 consolidated production and unit cost guidance for a second time during the year. In addition, Q3 2018 provided a clear demonstration of our company’s ability to internally fund the growth projects needed to reach our goal of a million ounces per year of production. We generated over $50 million of free cash flow during the quarter at the same time that gold prices declined and we ramped up growth capital expenditures. At Macassa, work on our #4 shaft project included sinking the shaft collar and completing the headframe foundation in preparation for the concrete work to establish the 215-foot headframe, which commenced in early October and was completed later in the month. We remain on track to commence full-face shaft sinking of the #4 shaft by the second quarter of next year. We also advanced the ventilation, paste-fill plant and water treatment projects at Fosterville during Q3 2018, which resulted in higher growth capital expenditures compared to the previous quarter. In addition, we installed and commissioned a new gravity circuit at the Fosterville Mill during Q3 2018 and have since seen our recovery of gravity gold increase to well over 50% of total ounces produced.”

“Entering the fourth quarter, we are positioned for a strong finish to 2018. Our operations are poised to deliver another quarter of solid production, cost and financial results. We will also continue our exploration programs and anticipate releasing additional drill results before year end, building on the encouraging results we have already announced from Fosterville, Macassa, the Northern Territory and Taylor. While still finalizing our budgets, we can look ahead to 2019 as another year of strong results and progress, including higher levels of production, continued low unit costs and solid financial performance. We also expect additional growth in Mineral Reserves and Mineral Resources, particularly at Fosterville, and will continue to accelerate progress with our growth projects.”

Q3 2018 production of 180,155 ounces was a quarterly record, increasing 30% from 139,091 ounces in Q3 2017 and 9% from 164,685 ounces in Q2 2018. The increase in production was driven by Fosterville, which produced a record 90,618 ounces in Q3 2018, based on processing 113,101 tonnes at an average grade of 25.6 gram per tonne and average mill recoveries of 97.5%. Q3 2018 production increased 47% from 61,535 ounces in Q3 2017 and 17% from 77,462 ounces in Q2 2018. In early August 2018, a second gravity circuit was commissioned at Fosterville, which resulted in a spike in the flotation concentrate grade reflecting the recovery of coarse-grain gold from low velocity zones of the grinding circuit. Production from the Company’s Canadian operations in Q3 2018 was a record 89,537 ounces. Macassa produced 55,582 ounces, a 15% increase from 48,206 ounces in Q3 2017 and compared to record quarterly production of 60,571 ounces the previous quarter. Holt and Taylor produced 20,609 ounces and 13,333 ounces, respectively, in Q3 2018, representing increases of 21% and 20% from Q3 2017 and 50% and 3%, respectively, from Q2 2018.

Review of Financial and Operating Performance

The following discussion provides key summarized consolidated financial and operating information for the three and nine months ended September 30, 2018 and 2017. Results for the three and nine months ended September 30, 2017 include production and costs related to the Northern Territory operations in Australia, which were placed on care and maintenance effective June 30, 2017. Also, results for Q3 and YTD 2017 have been restated to exclude discontinued operations, related to the sale of the Stawell Mine.
Table 1. Financial Highlights

(in thousands of dollars, except per share amounts)	Three months ended September 30, 2018	Three months ended September 30, 2017 (Restated)(1)	Nine months ended September 30, 2018	Nine months ended September 30, 2017 (Restated)(1)
Revenue	$222,701	$176,709	$635,591	$535,131
Production costs	64,851	66,497	202,828	220,032
Earnings before income taxes	82,977	65,735	244,974	149,991
Loss from discontinued operations	—	(1,725)	—	(7,750)
Net earnings	$55,885	$43,742	$167,408	$91,446
Basic earnings per share from continuing operations	$0.27	$0.22	$0.79	$0.48
Diluted earnings per share from continuing operations	$0.26	$0.21	$0.79	$0.47
Total basic earnings per share	$0.27	$0.21	$0.79	$0.44
Total diluted earnings per share	$0.26	$0.20	$0.79	$0.44
Net cash provided by operating activities of continuing operations	$128,383	$72,360	$338,932	$217,705
Cash investment in mine development and PPE	$76,190	$35,298	$175,878	$90,894

(1)	To reflect the sale of Stawell in December 2017 as a discontinued operation.

Table 2. Operating Highlights

	Three months ended September 30, 2018	Three months ended September 30, 2017 (Restated)(1)	Nine months ended September 30, 2018	Nine months ended September 30, 2017 (Restated)(1)
Tonnes milled	435,600	448,251	1,259,142	1,519,196
Grade (g/t Au)	13.3	10.1	12.6	9.2
Recovery (%)	96.9%	95.6%	96.5%	95.5%
Gold produced (oz)	180,155	139,091	492,484	429,822
Gold Sold (oz)	184,517	137,908	496,585	427,017
Average realized price ($/oz sold)(2)	$1,204	$1,282	$1,275	$1,255
Operating cash costs per ounce ($/oz sold)(2)	$351	$482	$397	$508
AISC ($/oz sold)(2)	$645	$845	$738	$811
Adjusted net earnings from continuing operations(2)	$60,576	$35,366	$176,578	$92,020
Adjusted net earnings per share from continuing operations(2)	$0.29	$0.17	$0.84	$0.44

(1)	To reflect the sale of Stawell in December 2017 as a discontinued operation.

(2)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 35-40 of this MD&A.

Revenue

Revenue in Q3 2018 totaled $222.7 million, an increase of $46.0 or 26% from $176.7 million in Q3 2017. Compared to Q3 2017, higher gold sales in Q3 2018 increased revenue by $59.8 million, with a total of 184,517 ounces sold in Q3 2018 versus 137,908 ounces being sold in Q3 2017. The increase is gold sales was largely attributable to Fosterville, where ounces sold grew by 53%, to 96,539 ounces from 62,998 ounces in Q3 2017, driven by record quarterly production of 90,618 ounces in Q3 2018. Gold sales at Macassa increased 22%, to 54,103 ounces from 44,456 ounces in Q3 2017, while ounces sold at the Holt and Taylor mines increased 24% and 18%, to 20,212 and 13,655 ounces, respectively. Partially offsetting the favourable impact of higher gold sales was a $78 per ounce or 6% decline in the average realized gold price per ounce, to $1,204 in Q3 2018 from $1,282 in Q3 2017, which reduced revenue by $14.3 million in Q3 2018 compared to Q3 2017. There was also a $0.5 million favourable impact on revenue from foreign exchange rate changes year over year.

Q3 2018 revenue increased $8.0 million or 4% from $214.7 million in Q2 2018. A 12% increase in gold sales, from 164,305 ounces in Q2 2018 to 184,517 ounces in Q3 2018, had a $26.3 million favourable impact on revenue compared to the previous quarter. This favourable impact was largely offset by a $17.9 million negative impact on revenue from a 7% reduction in the average realized gold price per ounce ($1,204 in Q3 2018 versus $1,301 in Q2 2018). There was also a $0.4 million reduction related to foreign exchange rate changes.

Revenue for YTD 2018 totaled $635.6 million, an increase of $100.5 million or 19% from $535.1 million for the same period in 2017. Contributing to the $100.5 million increase in revenue was a $87.3 million favourable impact from a 16% increase in gold sales, to 496,585 ounces from 427,017 ounces for the same period in 2017. In addition, a $20 per ounce or 2% increase in the average realized gold price per ounce, to $1,275 for YTD 2018 versus $1,255 for YTD 2017, increased revenue by $10.0 million for YTD 2018 versus YTD 2017. There was also a $3.2 million favourable impact from changes to foreign exchange rates on YTD revenue year over year. The increase in gold sales for YTD 2018 mainly resulted from strong sales growth at both Fosterville and Macassa. Gold sales at Fosterville totaled 233,139 ounces, a 31% increase from 178,315 ounces for YTD 2017. At Macassa YTD 2018 gold sales totaled 170,191 ounces versus 143,254 ounces for the same period in 2017. The increases in gold sales at both Fosterville and Macassa reflected strong production growth at both mines due to significant improvement the average grades for YTD 2018 versus YTD 2017.

Earnings from Mine Operations

Earnings from mine operations in Q3 2018 totaled $115.3 million, an increase of $41.9 million or 57% from $73.4 million in Q3 2017 and $5.8 million or 5% higher than $109.5 million the previous quarter. The increase from the same period in 2017 mainly reflected strong revenue growth. Production costs in Q3 2018 totaled $64.9 million, compared to production costs of $66.5 million in Q3 2017, which included $5.8 million of production costs for the Northern Territory operations, which were placed on care and maintenance effective June 30, 2017. Depletion and depreciation costs in Q3 2018 totaled $36.0 million, which compared to $31.7 million in Q3 2017 as the impact of higher gold production was partially offset by a significant increase in the level of Mineral Reserves and Mineral Resources at the Company’s operations following the release of the Company’s December 31, 2017 Mineral Reserve and Mineral Resource estimates on February 20, 2018. Royalty expense in Q3 2018 totaled $6.6 million versus $5.1 million in Q3 2017, with the increase mainly reflecting higher sales volumes. The increase in earnings from mine operations from the previous quarter related to revenue growth as well as lower production costs, with the reduction in production costs mainly at Macassa, reflecting the increased use of long-hole stoping mining methods and reduced maintenance expenses. These favourable factors were partially offset by higher levels of depletion and depreciation expense and royalty costs in line with greater production and sales volumes during Q3 2018.

For YTD 2018, earnings from mine operations totaled $317.5 million, a $120.6 million or 61% increase from $196.9 million for the same period in 2017. The increase reflected revenue growth of 19%, as well as lower production costs and depletion and depreciation costs. Lower production costs for YTD 2018 reflected the inclusion of $37.4 million of production costs related to the Northern Territory operations in the first nine months of 2017. A $6.6 million reduction in depletion and depreciation expense resulted from the increase in Mineral Reserves and Mineral Resources included in the December 31, 2017 Mineral Reserve and Mineral Resource estimates. Royalty costs for YTD 2018 totaled $18.8 million compared to $15.2 million for YTD 2017, with the increase reflecting higher sales volumes in YTD 2018.

Unit Cost Performance (See Non-IFRS measures)

Operating cash costs per ounce sold averaged $351 in Q3 2018, a 27% improvement from $482 in Q3 2017 largely reflecting an 82% improvement in the average grade at Fosterville compared to the third quarter a year earlier. Operating cash costs per ounce sold at Fosterville were $189 per ounce, a 36% improvement from $295 per ounce in Q3 2017. At Macassa, operating cash costs per ounce in Q3 2018 averaged $439, a 16% improvement from $521 for the same period in 2017, with a 16% improvement in the average grade largely accounting for the lower operating cash costs per ounce. Compared to the previous quarter, operating cash costs per ounce sold improved 13% from $404 in Q2 2018, with the quarter-over-quarter improvement mainly reflecting the impact of a higher average grade at Fosterville on the mine’s operating cash costs. Fosterville’s operating cash costs per ounce sold in Q3 2018 was 21% better than the previous quarter ($239 in Q2 2018).

AISC per ounce sold in Q3 2018 averaged $645 compared $845 in Q3 2017, with the significant improvement largely resulting from the 27% improvement in operating cash costs per ounce sold compared to Q3 2017. Also contributing to the improvement were lower sustaining capital expenditures on a per ounce sold basis, reflecting higher sales volumes in Q3 2018 compared to the same period a year earlier. Sustaining capital expenditures totaled $41.4 million or $224 per ounce sold in Q3 2018, which compared to $38.3 million or $278 per ounce sold in Q3 2017. Q3 2018 AISC per ounce sold improved 15% from $757 the previous quarter. In addition to the improvement in operating cash costs per ounce sold, the increase related mainly to lower levels of sustaining capital expenditures, which in Q2 2018 totaled $44.1 million or $268 per ounce.

For YTD 2018, operating cash costs per ounce sold averaged $397, a 22% improvement from $508 for YTD 2017, with the improvement mainly reflecting higher average grades at Fosterville and Macassa. AISC per ounce sold for YTD 2018 averaged
$738, 9% better than AISC per ounce sold of $811 for YTD 2017. Sustaining capital expenditures for YTD 2018 totaled $127.6 million or $257 per ounce sold, which compared to $96.1 million or $225 per ounce sold for YTD 2017. Higher sustaining capital expenditures were included in the Company’s 2018 budget and related mainly to planned investments at Fosterville intended to support multiple years of production, including extensive underground development to establish new sources of production and purchases of new mobile equipment.

Additional Expenses

Exploration and evaluation expenditures (expensed) in Q3 2018 were $20.3 million, 22% higher than $16.7 million in Q3 2017. The year-over-year increase reflected the Company’s significant commitment to organic growth through continued exploration success. Exploration and evaluation expenditures in Q3 2018 compared to $15.8 million in Q2 2018. Exploration and evaluation expenditures (expensed) for YTD 2018 totaled $52.8 million, a 45% increase from $36.4 million for YTD 2017. Exploration and evaluation expenditures for YTD 2018 included $44.8 million in Australia, including $26.1 million in the Northern Territory and $18.6 million at Fosterville, and $8.0 million in Canada, divided between Taylor and Macassa.

Corporate G&A expense (excluding share-based payments expense and transaction costs) totaled $5.6 million in Q3 2018, unchanged from Q3 2017 and compared to $5.8 million for the previous quarter. For YTD 2018, corporate G&A expense totaled $18.3 million versus $15.6 million for the same time in 2017. The level of corporate G&A expense for YTD 2018 largely reflected the weighting of legal and audit fees and incentive compensation expense to the first half of the year.

Share based payment expense in Q3 2018 totaled $0.5 million, compared to $1.0 million in Q3 2017 and $1.6 million the previous quarter. YTD 2018 share based payment expense totaled $3.9 million versus $3.3 million for YTD 2017.

Other loss/income had a significant impact on the comparison of net earnings in Q3 2018 to Q3 2017 and Q2 2018. Other loss in Q3 2018 totaled $5.8 million compared to other income of $21.3 million in Q2 2017 and other income of $4.3 million the previous quarter. The main factor contributing to other loss in Q3 2018 was a $6.4 million pre-tax mark-to-market loss on the fair valuing of the Company’s common share purchase warrants, with most of the loss relating to the Company’s 14.0 million Novo warrants. Partially offsetting the impact of the mark-to-market loss were unrealized and realized foreign exchange gains of $0.6 million, mainly resulting from the Australian dollar weakening against the US dollar during the quarter. Q3 2017 other income of $21.3 million largely reflected a $19.5 million pre-tax mark-to-market gain on fair valuing the Company warrants. Other income for the previous quarter of $4.3 million mainly reflected unrealized and realized foreign exchange gains of $6.5 million, which was partially offset by a $2.7 million pre-tax mark-to-market loss on fairing valuing the Company’s warrants. For YTD 2018, other income totaled $3.9 million, as realized and unrealized foreign exchange gains of $11.0 million were partially offset by a $7.3 million pre-tax market-to-market loss on the fair valuing of warrants. YTD 2017 other income of $22.0 million mainly related to a $19.7 million pre-tax mark-to-market gain on the fair valuing of warrants.

Finance costs in Q3 2018 totaled $0.7 million versus $2.3 million in Q3 2017 and $1.1 million in Q2 2018. The change in finance costs from Q3 2017 mainly related to the maturity of the Company’s C$62.1 million 7.5% unsecured convertible debentures ("7.5% convertible debentures") on December 31, 2017 (99% of the debentures were converted into Kirkland Lake Gold common shares). Finance costs in Q3 2017 included interest payments on the 7.5% convertible debentures prior to their maturity. The reduction in finance costs from the previous quarter was due to lower interest on finance leases and other bank charges. YTD 2018 finance costs totaled $2.5 million, which compared to $8.7 million for YTD 2017. The year-to-date reduction related mainly to interest payments in 2017 related to the 7.5% convertible debentures, as well as the Company’s C$56.8 million 6% convertible debentures, which matured and were repaid with existing cash on June 30, 2017.

Income tax expense in Q3 2018 included current income tax expense of $8.0 million and deferred income tax expense of $19.1 million. The deferred tax expense in Q3 2018 resulted from the utilization of $24.6 million of deferred tax assets to reduce current income tax expense, which was offset by $4.5 million of tax recovery. In Q3 2017, current income tax expense totaled $12.0 million, while deferred income tax expense totaled $8.3 million. For the previous quarter, the Company reported current income tax expense of $10.5 million and deferred tax expense of $18.1 million. The $18.1 million of deferred tax expense reflected the utilization of $16.3 million of deferred tax assets to reduce current income tax expense during Q2 2018. YTD 2018 current income tax expense totaled $23.7 million, while deferred tax expense totaled $53.9 million. Deferred income tax expense for YTD 2018 reflected the utilization of $53.3 million of deferred tax assets to reduce current income tax expense. Income tax expense for YTD 2017 included $31.4 million of current income tax expense as well as deferred income tax expense of $19.4 million.

Net Earnings in Q3 2018 total $55.9 million or $0.27 per basic share

Net earnings in Q3 2018 totaled $55.9 million ($0.27 per basic share), an increase of $12.2 million or 28% from $43.7 million ($0.21 per basic share) in Q3 2017. Net earnings in Q3 2018 were entirely from continuing operations. Net earnings in Q3 2017 included earnings from continuing operations of $45.5 million ($0.22 per basic share) and loss from discontinued operations of $1.7 million ($0.01 per basic share), related to the Company’s Stawell Mine, which was placed on care and maintenance in December 2016 and sold on December 21, 2017. The 23% increase in net earnings in Q3 2018 compared to earnings from continuing operations in Q3 2017, mainly resulted from the impact of a $46.0 million or 26% increase in revenue, due to higher gold sales, which more than offset a reduction in the average realized price. Also contributing to the increase were lower finance costs and care and maintenance expense. Partially offsetting these favourable factors was other loss of $5.8 million in Q3 2018 versus other income of $21.3 million in Q3 2017, with the $27.0 million variance mainly related to fair valuing the Company’s warrants in both periods. The Company also had higher depletion and depreciation expense in Q3 2018 compared to Q3 2017, reflecting higher production volumes, and an increase in exploration and evaluation expense, consistent with the Company’s ongoing commitment to organic growth through exploration success.

Q3 2018 net earnings compared to net earnings for the previous quarter of $61.5 million ($0.29 per basic share). As with Q3 2018 net earnings, Q2 2018 net earnings were entirely from continuing operations. The comparison of net earnings in Q3 2018 to Q2 2018 was significantly influenced by the change in the average realized gold price, with the $97 per ounce or 7% reduction quarter over quarter having a negative impact of $17.8 million on the Company’s revenue and largely offsetting the favourable impact of higher gold sales. Also contributing to the change in net earnings in Q3 2018 versus Q2 2018 was the Q3 2018 other loss of $5.8 million, which compared to other income of $4.3 million in Q2 2018, with the latter mainly due to unrealized and realized foreign exchange gains. The Company also recorded an increase in exploration and evaluation expense as well as depletion and depreciation costs in Q3 2018 compared to the previous quarter.

Net earnings for YTD 2018 totaled $167.4 million ($0.79 per basic share), an increase of $76.0 million or 83% from net earnings of $91.4 million ($0.44 per basic share) for YTD 2017. Net earnings for YTD 2018 were entirely from continuing operations, whereas net earnings for YTD 2017 included earnings from continuing operations of $99.2 million ($0.48 per basic share) and loss from discontinued operations of $7.8 million ($0.04 per basic share) related to the Company’s Stawell Mine. The increase in net earnings compared to YTD 2017 earnings from continuing operations reflected a $100.5 million or 19% increase in revenue, due to both higher volumes and realized gold prices. Also contributing to the increase in net earnings from continuing operations were lower production costs, reduced depletion and depreciation expense, as well as reductions in care and maintenance and finance costs. Partially offsetting these factors were lower other income, increased exploration and evaluation expense and higher corporate G&A expense.

Adjusted net earnings (Non-IFRS) in Q3 2018 total $60.6 million or $0.29 per basic share

The Company’s adjusted net earnings for Q3 2018 totaled $60.6 million ($0.29 per basic share), which compared to adjusted net earnings of $35.4 million ($0.17 per basic share) in Q3 2017. The difference between adjusted net earnings and net earnings in Q3 2018 mainly reflected the exclusion of a $6.4 million pre-tax mark-to-market loss ($4.7 million on an after-tax basis) on the fair valuing the Company’s warrants. The difference between adjusted net earnings and net earnings in Q3 2017 related to the exclusion from adjusted net earnings of $14.1 million of pre-tax mark-to-market gains ($10.4 million on an after-tax basis) on the fair valuing of the Company’s warrants, as well as the exclusion of a $1.7 million loss from discontinued operations and severance payments made during the quarter of $0.4 million ($0.3 million on an after-tax basis).

Adjusted net earnings in Q3 2018 compared adjusted net earnings in Q2 2018 of $63.4 million ($0.30 per basic share). The difference between adjusted net earnings and net earnings in Q2 2018 mainly reflected the exclusion of a $2.7 million pre-tax mark-to-market loss ($2.0 million on an after-tax basis) on fair valuing the Company’s warrants from adjusted net earnings.

For YTD 2018, adjusted net earnings totaled $176.6 million ($0.84 per basic share), which compared to adjusted net earnings of $92.0 million ($0.44 per basic share) for YTD 2017. The difference between adjusted net earnings and net earnings for YTD 2018 reflected the exclusion from adjusted net earnings of the $7.3 million pre-tax mark-to-market loss ($5.4 million on an after-tax basis) related to fair valuing the Company’s warrants, as well as $5.4 million related to pre-tax purchase price allocation adjustments on inventories ($3.8 million after tax). The difference between adjusted net earnings for YTD 2017 and net earnings for the same period mainly resulted from the exclusion of $14.1 million of pre-tax gains ($10.4 million after tax) related to fair valuing the Company’s warrants, loss from discontinued operations of $7.8 million (after-tax), $2.6 million of pre-tax purchase-price allocation adjustments on inventories ($1.8 million on an after-tax basis), $1.5 million of pre-tax severance payments ($1.1 million on an after-tax basis) and $0.4 million ($0.3 million on an after-tax basis) of transaction costs related to acquisitions in 2016.

Q3 2018 net cash provided by operating activities of continuing operations of $128.4 million, free cash flow (Non-IFRS) totals $52.2 million

Cash totaled $257.2 million at September 30, 2018, which compared to $298.5 million at June 30, 2018. The reduction in cash in Q3 2018 reflected a number of uses of cash that more than offset the impact of record quarterly cash flow from operating activities from continuing operations as well as the utilization of tax losses to reduce the level of current income taxes paid. Among the main uses of cash during Q3 2018, a total of $130.3 million was used for investing activities, which included increased capital expenditures as progress with the Company’s growth projects ramped up during Q3 2018 and, the use of $47.8 (C$62.5) of cash to acquire 32.6 million common shares of Osisko. An additional $37.9 million was used for financing activities, including $29.8 (C$38.9) million to repurchase 1,570,600 common shares through the Company’s normal course issuer bid, $4.8 million for quarterly dividend payments and $4.0 million used to meet finance lease obligations. There was also a $1.5 million use of cash related to foreign exchange changes.

Net cash provided by operating activities of continuing operations in Q3 2018 of $128.4 million was $56.0 million or 77% higher than net cash provided by operating activities of continuing operations of $72.4 million in Q3 2017 and increased $7.5 million or 6% from net cash provided by operating activities of continuing operations of $120.9 million in Q2 2018. Free cash flow in Q3 2018 totaled $52.2 million, an increase of $15.1 million or 40% from Q3 2017. Q3 2018 free cash flow compared to Q2 2018 free cash flow of $60.7 million, with the change mainly related to higher levels of growth capital expenditures in Q3 2018, reflecting progress with the Company’s key growth projects, partially offset by increased levels of cash flow from operating activities in Q3 2018.

The Company’s cash position of $257.2 million at September 30, 2018 compared to total cash of $231.6 million at December 31, 2017. Contributing to the 11% increase in cash was cash flow from operating activities of continuing operations of $338.9 million, mainly reflecting the impact of strong revenue growth, as well as the utilization of tax losses which reduced current income taxes paid during the first nine months of 2018. These factors were partially offset by cash used for investing activities of $244.8 million, which reflected increased capital expenditures as the Company invested to advance its growth projects, as well as the investment of $47.8 million of cash to acquire 32.6 million common shares of Osisko in Q3 2018 and $16.1 ($20.0) million of cash to acquire four million common shares of Novo in Q2 2018. The Company also used $58.3 million for financing activities, including $30.8 (C$40.3) million to repurchase 1,640,000 of the Company’s common shares, $19.5 million for the payment of finance lease obligations and $11.5 million for quarterly dividend payments. There was also a $10.2 million use of cash related to foreign exchange changes during the first nine months of 2018.

Net cash provided by operating activities of continuing operations for YTD 2018 totaled $338.9 million, a 56% increase from $217.7 million for YTD 2017, with strong revenue growth and improved unit costs being the key drivers of the increase compared to YTD 2017. Free cash flows for YTD 2018 grew 29% from YTD 2017, to $163.1 million from $126.8 million for the same period in 2017. The increase in free cash flow reflected the growth in net cash provided by operating activities of continuing operations, partially offset the impact of significantly higher capital expenditures, mainly reflecting the commencement of a number of key growth projects at Macassa and Fosterville in 2018.

Table 3. Review of Financial Performance

(in thousands except per share amounts)	Three months ended September 30, 2018	Three months ended September 30, 2017 (Restated)(1)	Nine months ended September 30, 2018	Nine months ended September 30, 2017 (Restated)(1)

Revenue	$222,701	$176,709	$635,591	$535,131

Production costs	(64,851)	(66,497)	(202,828)	(220,032)
Royalty expense	(6,600)	(5,120)	(18,835)	(15,196)
Depletion and depreciation	(35,968)	(31,686)	(96,400)	(103,034)
Earnings from mine operations	115,282	73,406	317,528	196,869

Expenses
General and administrative(2)	(6,021)	(6,980)	(22,249)	(18,807)
Transaction costs	—	—	—	(397)
Exploration and evaluation	(20,341)	(16,737)	(52,807)	(36,369)
Care and maintenance	(416)	(3,290)	(1,455)	(6,199)
Earnings from operations	$88,504	$46,399	$241,017	$135,097
Other income, net	(5,759)	21,252	3,895	21,966

Finance and other items
Finance income	914	403	2,575	1,596
Finance costs	(682)	(2,319)	(2,513)	(8,668)
Earnings before taxes	82,977	65,735	244,974	149,991
Current income tax expense	(8,001)	(11,976)	(23,673)	(31,358)
Deferred tax expense	(19,091)	(8,292)	(53,893)	(19,437)

Earnings from continuing operations	$55,885	$45,467	$167,408	$99,196
Loss from discontinued operations	—	(1,725)	—	(7,750)
Net earnings	$55,885	$43,742	$167,408	$91,446

Basic earnings per share	$0.27	$0.21	$0.79	$0.44
Diluted earnings per share	$0.26	$0.20	$0.79	$0.44

(1)	These figures are restated due to the sale of Stawell in December 2017.

(2)
G&A expense for Q3 2018 (Q3 2017) include G&A of $5.6 million ($5.6 million in Q3 2017), severance payment of $nil ($0.4 million in Q3 2017) and share based payment expense of $0.5 million ($1.0 million in Q3 2017). G&A expense for YTD 2018 (YTD 2017) include G&A expenses of $18.3 million ($14.1 million in YTD 2017), severance payment of $nil ($1.5 million in YTD 2017) and share based payment expense of $3.9 million ($3.3 million in YTD 2017).

YTD Performance Against 2018 Guidance

On January 17, 2018, Kirkland Lake Gold announced its guidance for full-year 2018, which, compared to 2017, included increased production levels, improved unit costs and higher levels of capital and exploration expenditures. The increase in capital and exploration expenditures was planned in support of achieving the Company’s longer-term objective of growing annual gold production over the next five to seven years to approximately a million ounces. Based on the Company’s performance during the first six months of 2018, full-year 2018 guidance was improved for a number of key measures on August 1, 2018. Included in the improvements to guidance were the following: consolidated production guidance was increased to over 635,000 ounces from over 620,000 ounces; consolidated operating cash costs per ounce sold guidance was improved to $400 - $425 from $425 - $450; production and operating cash costs per ounce sold guidance for Fosterville was improved to 275,000 - 300,000 ounces from 260,000 - 300,000 and $250 - $270 from $270 - $290, respectively; and production and operating cash costs per ounce sold guidance from Macassa was improved to 220,000 - 225,000 ounces from 215,000 - 225,000 ounces and to $460 - $480 from $475 - $500, respectively. Following completion of the first nine months of 2018, the Company was well positioned to achieve its consolidated production, cost and expenditures guidance.

Table 4. 2018 Guidance (as at August 1, 2018)1

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated
Gold production (kozs)	220 - 225	60 - 70	65 - 75	275 - 300	+635
Operating cash costs/ounce sold ($/oz) (2)	460 - 480	625 - 650	625 - 650	250 - 270	$400 - $425
AISC/ounce sold ($/oz) (2)					$750 - $800
Operating cash costs (2)					$260 - $270
Royalty costs					$22 - $27
Sustaining capital(2)					$150 - $170
Growth capital(2)					$85 - $95
Exploration					$75 - $90
Corporate G&A (3)					$20 - $22

(1)	Represents the Company’s guidance for which the Company’s performance for the three and nine months ended September 30, 2018 was measured against, announced on August 1, 2018.

(2)
See “Non-IFRS Measures” set out starting on page 35 of the MD&A for the three and nine months ended September 30, 2018 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.28 and a US$ to A$ exchange rate of 1.31.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

Table 5. YTD 2018 Results

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated(1)
Gold production (ozs)	170,190	39,328	50,996	231,923	492,484
Operating cash costs/ounce sold ($/oz) (2)	$449	$767	$681	$231	$397
AISC/ounce sold ($/oz) (2)					$738
Operating cash costs (2)					$197.2
Royalty costs					$18.8
Sustaining capital(2)					$127.6
Growth capital(2)					$48.9
Exploration					$69.5
Corporate G&A expense(3)					$18.3

(1)	Consolidated 2018 production includes 47 ounces processed from the Holloway Mine.

(2)
See “Non-IFRS Measures” set out starting on page 35 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, and total additions and construction in progress for sustaining and growth capital as presented in the Consolidated Statements of Operations and Comprehensive Income. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.2875 and a US$ to A$ exchange rate of 1.3194.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

Key Highlights of YTD 2018 Performance Compared to Guidance

Consolidated gold production of 492,484 ounces for YTD 2018 surpassed target levels for the first nine months of the year and compared favourably to the Company’s full-year 2018 guidance of over 635,000 ounces of gold production. Production for YTD 2018 was driven by record nine-month production at both Fosterville and Macassa. For YTD 2018, production at Fosterville and Macassa totaled 231,923 ounces and 170,190 ounces, respectively, representing growth of 26% and 19%, respectively, from the comparable nine-month period in 2017. At the Holt Mine, total production for YTD 2018 was 50,996 ounces, an 8% increase from YTD 2017 and in line with target levels for the first nine months of 2018. The Taylor Mine produced 39,328 ounces in YTD 2018, a 15% improvement from the first nine months of 2017. Production at Taylor is expected to increase in the fourth quarter from average levels in the first three quarters of the year, but is unlikely to achieve the full-year 2018 guidance as at August 1, 2018 of 60,000 - 70,000 ounces.

Production costs for YTD 2018 totaled $202.8 million. Operating cash costs for YTD 2018 of $197.2 million were in line with the Company’s 2018 guidance range of $260 - $270 million and compared to $217.0 million for YTD 2017. Operating cash costs for YTD 2017 included $37.4 million of production costs for the Northern Territory, of which $31.5 million were incurred prior to the operation being place on care and maintenance effective June 30, 2017, with the remainder being incurred in Q3 2017.

Operating cash costs per ounce sold for YTD 2018 of $397 were better than the Company's guidance for full- year 2018 of $400 - $425. Operating cash costs per ounce sold at Fosterville for YTD 2018 averaged $231, better than the improved target range of $250 - $270 reflecting higher than planned grades throughout much of the year to date. Operating cash costs per ounce sold at Macassa were also better than full-year 2018 guidance, averaging $449 versus full-year guidance of $460 - $480. Operating cash costs per ounce sold at the Holt and Taylor mines averaged $681 and $767, respectively, above each mine’s guidance for full-year 2018.

AISC per ounce sold of $738 for YTD 2018 was better than the Company’s full-year 2018 guidance of $750 - $800, and a 9% improvement from $811 for YTD 2017. AISC per ounce sold at Fosterville for YTD 2018 averaged $498, while AISC per ounce sold at Macassa averaged $739.

Royalty costs totaled $18.8 million for YTD 2018, in line with full-year 2018 guidance of $22 - $27 million.

Sustaining capital expenditures for YTD 2018 totaled $127.6 million, which compared to sustaining capital expenditures of $96.1 for YTD 2017. The Company remains on track to achieve full-year 2018 guidance of $150 - $170 million.

Growth capital expenditures for YTD 2018 totaled $48.9 million, excluding capitalized exploration expenditures. Of total year-to-date growth capital expenditures as at September 30, 2018, $33.2 million or 68% of the total were incurred during Q3 2018 as work ramped up at a number of projects. Included in YTD 2018 growth capital expenditures were $29.1 million at Macassa ($21.5 million in Q3 2018), $14.3 million of expenditures at Fosterville ($7.5 million in Q3 2018), $4.0 million in the Northern Territory ($3.6 million in Q3 2018) and $1.5 million ($0.6 million in Q3 2018) split between the Holt and Taylor mines. A significant contributor to increased growth capital expenditures in Q3 3018 was significant work on the Macassa #4 shaft project, with work during the quarter including completing the shaft collar, constructing the hoist room foundations and preparing the foundations and installing the winch in advance of pouring concrete for headframe construction early in Q4 2018. At Fosterville, expenditures related to the mine’s three key growth projects, a new ventilation system, construction of a paste-fill plant and a new water treatment plant, also increased during Q3 2018. In addition, in August, the Fosterville Mine completed and commissioned a second gravity gold circuit in the Fosterville Mill, which resulted in an immediate and significant impact on the amount of coarse gold being recovered through the mill.

Exploration expenditures totaled $69.5 million for YTD 2018. Included in YTD exploration expenditures were $52.8 million of expensed exploration expenditures and $16.7 million of capitalized exploration expenditures. Of YTD exploration expenditures, $61.5 million, or 88% of the total, have been incurred in Australia, with the remaining $8.0 million being incurred at the Macassa and Taylor mines in Canada. At Fosterville, exploration work focused on infill and extension drilling at a number of in-mine targets, as well as work to evaluate district targets in close proximity to the mine. In addition, development of an exploration drift at Harrier South at Fosterville commenced during Q2 2018, and was largely completed by the end of Q3 2018. Drilling from the new drift began in October, in order to test the depth potential of the Harrier South system, where concentrations of quartz veining with high occurrences of visible gold have previously been intersected similar to those found at the Lower Phoenix system near the high-grade Swan Zone. In the Northern Territory, drilling and development continued at the Lantern Deposit at the Cosmo mine, with drilling programs also ongoing at the Prospect and Crosscourse open pits at Union Reefs. In Canada, underground drilling at Macassa continued to generate encouraging results in support of future growth in Mineral Resource and Mineral Reserves, while drilling at Taylor continued to target additional expansion of mineralization around the Shaft and West Porphyry deposits.

Corporate G&A expense totaled $18.3 million for YTD 2018, which compared to full-year 2018 guidance of $20 - $22 million.

Revisions to Full-Year 2018 Guidance

The Company reviews full-year guidance once a quarter, as part of the preparation and approval of its consolidated financial statements and MD&A for the quarterly financial and operating results. Based on the Company’s year-to-date 2018 results as at September 30, 2018, as well as expectations for the remainder of the year, the Company has made a number of revisions to full-year 2018 guidance, both at the consolidated and operational level. Consolidated full-year 2018 production guidance has improved for the second time during 2018 and is now targeted at 655,000 - 670,000 ounces compared to the August 1, 2018 target of over 635,000 ounces and the initial target, effective January 17, 2018, of over 620,000 ounces. Likewise, full-year 2018 guidance for consolidated operating cash costs per ounce sold has also improved for the second time during the year, to $385 - $410 from $400 - $425 as at August 1, 2018. The Company’s full-year 2018 guidance for AISC per ounce sold has improved to $735 - $760 from $750 - $800. In addition, consolidated full-year 2018 guidance for growth capital expenditures has been increased to $110 - $115 million from $85 - $95 million. The increase reflects the anticipation of significant growth capital expenditures during Q4 2018 at Macassa, reflecting the accelerated delivery of the hoists, and other large components, for the #4 shaft project during the quarter, as well as capital expenditures for new projects, including investment in a new thickened tailings facility. Full-year 2018 guidance for exploration expenditures has been revised to approximately $90 million from $75 - $90 million, while corporate G&A guidance has also been revised to approximately $25 million from $20 - $22 million.

At the operational level, revisions to full-year 2018 guidance have been made for three of the Company’s operating mines. At Fosterville, full-year 2018 guidance for production has been improved for the second time in 2018, to 300,000 - 310,000 ounces from 275,000 - 300,000 ounces as at August 1, 2018. The mine’s operating cash cost per ounce sold guidance has also improved for the second time during the year, to $230 - $250 from the August 1, 2018 guidance of $250 - $270. Macassa’s operating cash costs per ounce guidance has also improved for a second time in 2018, to $450 - $470 from the August 1, 2018 target of $460 - $480. At Taylor, full-year 2018 production guidance has been revised to 50,000 - 55,000 ounces from the January 17, 2018 guidance of 60,000 -70,000 ounces, while operating cash cost per ounce sold guidance has been revised to $750 - $775 from the January 17, 2018 guidance of $625 - $650. The revisions to production and operating cash cost per ounce sold guidance at Taylor largely reflects reduced stope sizes and lower than expected grades in 2018. Other components of the Company’s full-year 2018 guidance remain unchanged from the targets released in the Kirkland Lake Gold News Release dated August 1, 2018.

Revised 2018 Guidance (as at September 30, 2018)1

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated
Gold production (kozs)	220 - 225	50 - 55	65 - 75	300 - 310	655 - 670
Operating cash costs/ounce sold ($/oz) (2)	450 - 470	750 - 775	625 - 650	230 - 250	$385 - $410
AISC/ounce sold ($/oz) (2)					$735 - $760
Operating cash costs (2)					$260 - $270
Royalty costs					$22 - $27
Sustaining capital(2)					$150 - $170
Growth capital(2)					$100 - $115
Exploration					$90
Corporate G&A (3)					$25

(1)
Full-year 2018 guidance as at September 30, 2018, following revisions to consolidation production, AISC per ounce sold and corporate G&A guidance; revisions to operating cash costs per ounce sold guidance for each of the Company’s four operating mines; and revisions to full-year 2018 production guidance for the Taylor Mine.

(2)
See “Non-IFRS Measures” set out starting on page 35 of the MD&A for the three and nine months ended September 30, 2018 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.29 and a US$ to A$ exchange rate of 1.34.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

Q3 2018 Financial Results and Conference Call Details
A conference call to discuss the Q3 and YTD 2018 results will be held by senior management on Wednesday, October 31, 2018, at 8:00 am ET. Call-in information is provided below. The call will also be webcast and accessible on the Company’s website at www.klgold.com.

Date:	WEDNESDAY, OCTOBER 31, 2018
Conference Id:	6592814
Time:	8:00 am ET
Toll-free number:	(833) 241-7254
International callers:	(647) 689-4218
Webcast URL:	https://event.on24.com/wcc/r/1822279/6028C5351514369158F95452E33B0C1D

Qualified Persons
Pierre Rocque, P.Eng., Vice President, Canadian Operations and Ian Holland, FAusIMM, Vice President Australian Operations are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a mid-tier gold producer that in 2018 is targeting over 650,000 ounces of gold production from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of

Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Non-IFRS Measures
The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the Q2 2018 MD&A for the three months ended June 30, 2018 for the Q2 2018 non-IFRS reconciliations.

Free Cash Flow
In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities of continuing operations.

The Company discloses free cash flow from continuing operations as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities of continuing operations and net cash used in investing activities of continuing operations.

Operating Cash Costs and Operating Cash Costs per Ounce Sold
Operating cash costs and operating cash cost per tonne and per ounce are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ore tonne produced and per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital
Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

AISC and AISC per Ounce Sold
AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Adjusted Net Earnings and Adjusted Net Earnings per Share
Adjusted net earnings and adjusted net earnings per share from continuing operations are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory, the impact of discontinued operations and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

Earnings from Continuing Operations before Interest, Taxes, Depreciation, and Amortization (“EBITDA from continuing operations”)
EBITDA from continuing operations represents net earnings from continuing operations before interest, taxes, depreciation and amortization. EBITDA from continuing operations is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Working Capital
Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

Risks and Uncertainties
The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; regulatory; tax as well as health, safety, and environmental risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2017 Annual Information Form and the Company’s MD&A for the period ended December 31, 2017 filed on SEDAR.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development and growth potential of the Canadian and Australian operations; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof; liquidity risk; risks related to community relations; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; risks related to information technology and cybersecurity; timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine and the ventilation and paste fill plant project at the Fosterville Mine; permitting; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form and financial statements and related MD&A for the financial year ended December 31, 2017 and 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com